Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

July 18, 2014

Angela McHale, Esq.
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sino Mercury Acquisition Corp. Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 Submitted June 20, 2014 CIK No. 0001608269

Dear Ms. McHale:

On behalf of Sino Mercury Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 8, 2014, relating to the above-captioned Confidential Draft Registration Statement on Form S-1 (“Registration Statement”).  Captions and page references herein correspond to those set forth in the revised filing of the Registration Statement, a copy of which has been marked with the changes from the prior submission of the Registration Statement.  We are also delivering three (3) courtesy copies of such marked copy to Sandra B. Hunter.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note your response to comment 2 of our letter dated June 12, 2014, in which you have provided the requested information in Exhibit A to your letter. Please resubmit the supporting materials and clearly mark the specific language that supports the business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff’s review process.

We have resubmitted the supporting materials via EDGAR correspondence and clearly marked the specific language that supports the business and industry data currently used in the Registration Statement as requested.

Securities and Exchange Commission
July 18, 2014

Private Placements, page 3

2.
We note your response to comment 8 of our letter dated June 12, 2014, as well as your revised disclosure that this is the “same amount typically paid for initial securities of similarly structured blank check companies.” Please provide support for this statement.

The above-referenced statement is based on the fact that Graubard Miller, the Company’s counsel, has served as either issuer or underwriter counsel in over 80 similarly structured blank check company offerings and in each instance, the amount paid by the initial stockholders for their initial securities was $25,000.

Facilities, page 56

3.
We note your response to comment 17 of our letter dated June 12, 2014 in which you have changed your disclosure to state that your principal executive offices are provided to you by an unaffiliated third party. Please further revise to clarify whether these offices are being provided at no cost. If so, please explain.

We have revised the disclosure on page 56 of the Registration Statement to indicate that the Company will pay approximately $2,000 per year to lease the office space being provided by an unaffiliated third party as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant
cc: Mr. Richard Xu

Securities and Exchange Commission
July 18, 2014

Exhibit A

## PROPOSED BUSINESS

### Introduction

We are a Delaware blank check company incorporated on March 28, 2014 formed for the purpose of entering into a merger, stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more target businesses.

### Business Strategy

We intend to focus our search on businesses in China that operate in the non-traditional financial industry, including but not limited to microcredit companies, financial leasing companies and guarantors. However, we are not limited to this geographic region or to these types of companies. We have not established specific criteria that would trigger our consideration of businesses outside of these areas. We have not determined a time frame, monetary amount or any other factor that would trigger our search of a target business outside of these areas. We may focus on other areas or geographic regions if we believe that those areas or regions are better able to provide attractive financial returns or if an opportunity outside of China was brought to our attention at any time we are in search of a target business.

Our management team believes that companies that operate in the non-traditional financial industry will perform favorably over the next decade due to the following reasons:

A

- Chinese interest rates are significantly higher than those in the rest of the developed word. For instance, according to World Bank statistics, from 2009 to 2013, the average commercial bank lending rate in China was approximately 5.9% per annum, compared to 3.3% per annum in the United States. However, we do not believe these rates reflect the actual marketplace demand. We believe there is a significant lending market in China where interest rates can range from 20% to 30% per annum. Our management team believes that target companies in the non-traditional financial industry have the capability of taking advantage of this interest rate differential between market demand and reported rates. Additionally, due to the interest rate differential between the US and China, we could use the relatively cheap cost of capital in the US to provide us with inexpensive sources to fund these non-traditional financial companies.
- Non-traditional financial companies are not regulated by the CSRC, the CIRC or the CBRC, which impose strict standards for foreign investment and capital flows. Non-traditional financial companies should benefit from reduced governmental regulation imposed on these types of businesses.

The following is a summary of the landscape in China that we believe makes these types of non-traditional financial companies attractive targets:

*China's Lending Market*

B

State-owned banks and local commercial banks make the majority of loans in the PRC. These large banks tend to provide financing to state-owned enterprises and large private firms. While large companies continue to obtain bank loans, small and medium sized enterprises ("SMEs") must seek alternative sources of financing. While state-owned enterprises still play a major role in the PRC economy, SMEs are becoming increasingly important in boosting China's economy. The number of SMEs has grown from 100,000 in 1978 to approximately 4.3 million registered SMEs in 2010. According to data compiled by the Development and Research Center of the State Council, SMEs account for nearly 60% of the PRC's GDP, 80% of overall employment and more than half of economic output of China in 2012. As a result, SME financing demands are on the rise.

C

D

Concerned about potential dangers to the PRC financial system caused by inflation, beginning in 2010, the People's Bank of China ("PBOC") began withdrawing a significant amount of liquidity from the market, making it even harder for SMEs to gain access to capital. Often unable to obtain bank loans, many SMEs were forced to borrow from so called "underground" lenders. "Underground" lenders, or shadow banks, took on various forms and included informal neighborhood lenders, wealthy individual lenders, non-depository

banks, other financial institutions and businesses that made loans from their own surplus cash. Such underground lending was unregulated. These lenders often charged interest rates many times higher than the PBOC Benchmark Rate.

As a result, the PRC government stated that private, informal financing channels would be encouraged only within the boundaries of the law and began attempting to limit such activities. This resulted in the creation and approval of microcredit companies in 2008 in order to assist SME's find alternative funding sources. These microcredit companies are subject to less governmental regulation than other lenders in China. (E)

*China's Asset Management Segment*

According to a recent Deloitte report, wealth management has become increasingly important to banks in China as a key point of differentiation. The total volume of asset management financial products sold to retail investors increased 45% in 2012 to $4.05 trillion (RBM 24.71 trillion) compared to 2011. China recently expanded its fund management market to allow securities firms, insurance companies and private fund managers to launch retail funds via asset management arms. The change was part of China's evolution into a broader asset management market seen in other markets in Asia, such as Hong Kong and Singapore. As such, management believes the demand for companies that provide new, innovative lending products in the asset management industry is enormous. (F)

*Interest Rate Differential*

We believe China keeps its interest rates artificially low to ensure sufficient low-cost financing for the public sector, while avoiding large fiscal deficits and high inflation. But, in the long run, such low interest rates may also discourage households from saving, lead to insufficient private-sector investment, and eventually result in economy-wide underinvestment, as occurred in many Latin American countries in the past.

According to Mr. Pingfan Hong, the Chief of the Global Economic Monitoring Unit of the United National Department of Economic and Social Affairs, who wrote in China's Interest-Rate Challenge at May 21, 2013, the degree of financial repression in a country can be estimated by calculating the gap between the average nominal GDP growth rate and the average long-term interest rate, with a larger gap indicating more severe repression. In the last 20 years, this gap has been eight percentage points for China, compared to roughly four percentage points on average for emerging economies and nearly zero for most developed economies, where interest rates are fully liberalized. (G)

China's "shadow" banking system takes advantage of this differential and can exploit the approximately 8% difference between the government-imposed market rate and the commercial loan rate. In some cases, such as risky or illiquid customers, this rate differential is much higher. (H)

**Target business focus**

With this landscape in mind, our management believes the non-traditional financial industry has many attractive target businesses. As indicated above, we intend to focus our search for companies in this industry, including but not limited to the following types of companies:

*Microcredit Companies*

The number of microcredit companies has increased dramatically in China since the government initially permitted them to operate in 2008. According to the statistics provided by the PBOC, as of the end of 2013, there were 7,839 microcredit companies in China as compared to 2,614 at the end of 2010. As of the end of 2013, the total loan balance from microcredit companies stood at approximately $135.3 billion (RMB 819.1 billion) as compared to approximately $29.2 billion (RMB 197.5 billion) at the end of 2010. According to Xiaoling Wu, the vice chairman of the National People's Congress Financial and Economic Committee, who spoke at the Microcredit Innovation Forum held on January 16, 2010, overall, microcredit companies' return on capital was 7.76% per annum during 2009 with several generating returns on capital in excess of 10%. (I)

*Financial Leasing Companies*

Financial leasing companies purchase and lease back capital equipment or assets such as construction equipment, aviation equipment and real estate. According to a market research report, in 2012, the financial leasing industry of China presented remarkably rapid development, with transactions in the industry reaching approximately $256 billion (RMB1.55 trillion), an increase of approximately $103 billion (RMB620 billion) (66.7%) from approximately $154 billion (RMB930 billion) at the end of 2011.

J

*Guarantors*

We believe China's guarantors provide guarantees or loans to risky borrowers, making it more palatable for traditional banks to lend to those who are less creditworthy than the average client. Guarantors are needed due to the undeveloped credit scoring system in China.

**Regulatory Environment**

Companies that operate in the non-traditional financial industry are not regulated by the China Securities Regulation Committee, the China Insurance Regulation Committee or the China Banking Regulatory. These bureaus set the strictest standards for foreign investments and capital flows in China. Accordingly, non-traditional financial companies should enjoy lighter regulation from the Chinese government. For example, the Chinese government allows financial leasing companies to have up to ten times the amount of registered capital exempt from Chinese foreign exchange controls.

Currently, a consistent regulatory framework does not exist in the non-traditional financial industry. The Chinese government has undertaken or begun to undertake various reform efforts such as balance-sheet transparency requirements and improved risk management. However, these efforts are still in progress and are subject to change.

Additionally, China's current financial system is highly leveraged. Microcredit lenders make most of their money by borrowing from regular banks at low interest rates and lending out at higher interest rates to riskier borrowers. No deposits at these institutions means they are highly leveraged and are able to generate superior returns, as long as economic growth continues at a moderate pace. Since 2010, some microcredit companies, such as trust companies, have been subject to restrictions on their leverage ratios and net capital requirements. However, restrictions on their operations are still much looser than those for commercial banks. The ability to have higher leverage ratios provide a huge competitive advantage to microcredit lenders over traditional banks.

**Competitive Strengths**

We believe our competitive strengths to be the following:

***Management team***

Our management team is comprised of Jianming Hao, our Executive Chairman of the Board and Chief Executive Officer, Richard Xu, our President, and Amy He, our Chief Financial Officer. Since 2012, Mr. Hao has served as a Partner of Beijing CAC Capital, a private equity firm with approximately $330 million (RMB 2 billion) under management, and the Chief Executive Officer of Huafu Tiancheng Investment Management Company, a $15 million (RMB 100 million) Beijing government fund with three completed investments. Since 2010, Mr. Xu has served as the President of CIFCO International Group, a financial advisory firm focused on overseas investments in Chinese enterprises. Since 2012, Ms. He has served as Chief Financial Officer of Deyu Agriculture Corp., a vertically integrated producer, processor, marketer and distributor of organic and other agricultural products made from corn and grains operating in Shanxi Province in the People's Republic of China. We believe that the network of contacts, investment track record and relationships of our management team will provide us with an important source of investment opportunities and deal flow. However, our management team has not previously been associated with any other similarly structured blank

A

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# Lending interest rate (%)

Lending rate is the bank rate that usually meets the short- and medium-term financing needs of the private sector. This rate is normally differentiated according to creditworthiness of borrowers and objectives of financing. The terms and conditions attached to these rates differ by country, however, limiting their comparability.

International Monetary Fund, International Financial Statistics and data files.

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# Small Business: The Future of Trade with China

Small and Medium Enterprises (SME) are the future of trade between China and Canada. More than 90% of all businesses in nearly every Western country are small businesses. The same is true for China; the number of small businesses in China has been growing at a phenomenal rate, from 100,000 in 1978 to 4.3 million registered SMEs in 2010, which contribute nearly 60% of GDP and three quarters of job opportunities. China is serious about developing its SME sector. On December 11, 2006 China set up the China Association for Small & Medium Commercial Enterprises (CASME) to promote their development. "Vice Premier Zeng Peiyan said *at the inauguration ceremony that the number of SMEs has risen rapidly in recent years and that SMEs had played an important role in boosting economic growth and employment …. Statistics with the National Development and Reform Commission show that 99.6 percent of Chinese companies are SMEs, which contribute 58 percent to the country's GDP.*" In March 2010 China launched a Nasdaq-style market to spur small businesses. The market is aimed at helping small and medium-sized Chinese enterprises that have been struggling to raise funds. "China promised to help *improve the financing mechanisms to help small and medium enterprises (SMEs), as they were worst hit by the financial crisis …. [while] access to finance for China's small enterprises generally improved in 2009, it was still not good enough, said the country's top banking regulator on Tuesday February 23, 2010 …. China has set a target of keeping the growth rate of new small business loans higher than that of all loans in 2010, and the amount of new loans should be higher than the previous year, said the CBRC.*" Also in December 2010 China launched a venture capital foundation for small businesses. On March 5, 2010 a government work report delivered by Premier Wen Jiabao at the parliament's annual session announced that China will allocate 10.6 billion yuan to back up the development of small and medium sized enterprises (SME) this year.

The U.S. Chamber of Commerce agrees that SMEs are the future of trade with China; Thomas Donohue, President and CEO states that "*Increasingly, small and medium-sized businesses are going global. While the challenges of doing business in China may seem daunting to a small business person, this report highlights those companies that are taking up the challenges and finding success in the world's largest market. In the years ahead, we hope and expect to see increasing numbers of these firms taking advantage of the vast markets that lie outside our border, including China.*" (Source: *Thomas J. Donohue, President and CEO, U.S. Chamber of Commerce*)

In Canada 98% of businesses are small (i.e. less than 100 employees). Small businesses that have fewer than 50 employees contribute 26% to Canada's GDP. Small businesses employ 48% of the total labour force in the private sector. In 2007 small businesses created over 40% of all jobs created in Canada. Small business is the engine that drives the new economy. It is only natural that small and medium sized businesses are the future of the global economy. The Honourable Perrin Beatty, President and CEO of the Canadian Chamber of Commerce states that "*We need a strong Canada–China economic partnership …. More than ever, it is essential that Canadian companies of all sizes and across all sectors grow to become globally competitive players in China …. Getting started in China and defining an appropriate business strategy can be daunting, especially for smaller companies …. [It] is vital that the government of Canada … play a key support role for Canadian businesses preparing to enter China …. This is especially important for small and medium-sized enterprises …. The Canadian Chamber recommends that the federal government assist specific segments of small- and medium-sized businesses by providing them with introductions to officials in Chinese provinces and cities where business links can be built.*" (Source: *Canada–China: Building a strong economic partnership, July 2010, Canadian Chamber of Commerce*)

*Note to reader:* "Small enterprises" in China refers to those with assets worth less than 10 million yuan or annual sales less than 30 million yuan, according to a CBRC document. SME refers to enterprises whose annual business revenue is below 300 million yuan. But in retail and accommodation industry, the maximum annual business revenue is 150 million yuan for an SME.

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# MIIT: SMEs contribute 60% GDP and 80% of urban employment creation

2012-02-14 20:19:53 Source: NetEase has 0 people involved in mobile phone to read news 0

NetEase Feb. 14 hearing today, the Seventh China-EU Business Summit held in Beijing's Great Hall in the morning of the sub-forum "SME development and institutional support", the Secretary, Ministry of Industry and SME Tagawa said SME financing is a worldwide problem. The Chinese government attaches great importance to the development of SMEs, many SMEs financing support measures have been introduced, these measures will produce very good results.

Tagawa said that the Chinese government has always attached great importance to the development of SMEs in recent years developed a number of measures to promote the development of SMEs. In support of the policy has been under rapid development of China's SMEs. Currently, SMEs contribute more than 60% of China's GDP, more than 50% of revenue, and created 80 percent of China's urban employment.


不期而遇的温暖

Tagawa then said that after the financial crisis in 2008, the development of SMEs in China encountered many new difficulties. In this context, the Government has once again introduced a number of new policies to promote the development of SMEs. Currently the development of SMEs there have been many new changes, has become an important force adjustment and optimization of the economic structure of the country. China's future will also introduce more measures to help SMEs continue to grow in many ways. However, due to China's large enterprises, not every business can truly feel the impact of the policy brings, but these policies in the future will produce good results.

Tagawa said, we and many European countries have signed a cooperation agreement for SMEs. Since the outbreak of the debt crisis, production and management capabilities of SMEs in Central Europe have increased, in this case, the two sides should strengthen cooperation related. We hope to further strengthen EU-China cooperation, China and the EU to play their respective advantages, strengthen pragmatic cooperation, strengthen cooperation in high-tech, e-commerce, environmental protection and other fields. EU-China SME


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ISSUES IN BRIEF

# China's Shadow Banking Puzzle

Yingying Xu, Ph.D.
Economist

SEPTEMBER 30, 2013

Shadow banking, which the Financial Stability Board has defined as "credit intermediation involving entities and activities outside the regular banking system," has experienced unprecedented growth in China since the global financial crisis started in 2008.[1] Analysis of the subsequent risks to China's financial system is complicated by a lack of regulation and transparency.

## Recent Developments

Shadow banking activities come in a variety of forms; in China, they are dominated by bank acceptance bills, trust loans, entrusted loans, and private lending. In the past, the shadow banking system was relatively small and generally believed to have played a beneficial role in fueling China's economic growth. It helped private companies, especially export-oriented small and medium-sized enterprises (SMEs), obtain credit. The formal banking sector, heavily influenced by the government in fund allocation, mainly extended credit to state-owned enterprises (SOEs) and large corporations.

After implementing a $586 billion stimulus package and relying heavily on bank lending to finance spending in 2008,[2] the government worried about economic overheating, rising inflation, and a looming property bubble, and started to tighten credit controls in 2010. Those changes have made it very difficult for higher-risk businesses, particularly SMEs and real estate developers, to obtain credit through formal channels. These firms, which account for 60 percent of China's GDP and 80 percent of urban employment, turned to shadow banking to meet their financing needs.

Meanwhile, the central bank kept a cap on deposit rates when inflation was rising, prompting depositors to withdraw money from banks and search for higher-yielding investment alternatives (Figure 1). With home purchase restrictions and a plunging stock market, nonbanking institutions and underground lending markets became increasingly attractive.

**Figure 1 – One-Year Deposit Rate and Inflation Rate**



Source(s): China's National Bureau of Statistics

## Measurement Difficulties

Gauging the extent of shadow banking activities is complicated by a lack of regulation and transparency. The rapid change in the financial landscape led the central bank to start measuring total social financing (TSF) in 2011 to assess overall liquidity and the amount of leverage in the economy. The TSF indicator captures traditional bank loans as well as lending from a variety of informal funding channels. While total outstanding bank loans increased 110 percent from 2008 to 2012, the outstanding amount of TSF expanded 138 percent; the share of nonbanking channels rose from 27 percent to 42 percent, mainly driven by the rapid growth of three types of shadow banking activities and corporate bond issuance (Figure 2).

Figure 2 - Composition of China's Total Social Financing



*Category includes RMB and foreign currency loans
‡Category includes trust loans, entrusted loans, and bank acceptance bills
‡January-July
Source(s): People's Bank of China and MAPI calculations

The TSF indicator is far from perfect in measuring the actual size of the shadow banking system, since an influx of innovative financial products aid in avoiding disclosure requirements. Further, private lending — the least transparent part of the system, and estimated to be around $540-640 billion in 2011—is not included.[3] Private sector estimates put the size of China's overall shadow financing at $2.2-4.8 trillion in 2012, amounting to 26-57 percent of China's GDP.[4]

### Risks Imposed to China's Financial Stability

Although China's shadow banking system is still small relative to those in advanced economies (Table 1), its explosive growth and the lack of regulation have caused significant concern about the country's financial stability. One major risk is associated with the close ties with the formal banking sector, which mainly gets involved in shadow banking activities through issuing wealth management products (WMPs).

Table 1 - Estimated Shadow Banking Assets by Country, 2011

| Country | $trillions | Percent of 2011 GDP |
|---|---|---|
| United States | 23 | 152 |
| Euro Area | 22 | 168 |
| United Kingdom | 9 | 370 |

Source(s): Financial Stability Board, *Global Shadow Banking Monitoring Report 2012*

WMPs are essentially investment management plans sold by banks that are similar to time deposits except that they are exempt from restrictions on deposit rates and most don't have guarantees on either rate of return or principal payments. Proceeds from issuance can be recorded off balance sheet and lent to riskier borrowers for high yields, including urban investment bonds issued by local government financing vehicles for infrastructure projects and real estate trust loan products issued by trust companies. Banks have competed fiercely in this market to gain deposits and fee income, and to circumvent regulations on lending, reserve requirements, and loan-to-deposit ratios.[5] According to the China Banking Regulatory Commission, total outstanding WMPs issued by banks reached $1.1 trillion at year-end 2012.

WMPs, however, can expose banks to a variety of risks. Most WMPs are short-term products while many of their underlying assets are medium- to long-term projects in non-financial sectors.[6] Basically, banks rely on the issuance of new WMPs and borrow from the interbank market to maintain a positive cash flow and pay out maturing WMPs.[7] Once cash flows stop coming, banks may have to use their on-balance-sheet resources to fund off-balance-sheet activities. Although the maturity mismatch is a common practice for banks worldwide, the lack of transparency and information on shadow banking activities makes it difficult for regulators to monitor and control associated risks.

Although investors should shoulder losses when end-borrowers go bankrupt, many banks don't adequately disclose the credit risk and investors are usually under the impression that bank-issued WMPs are the same as bank deposits, which are implicitly guaranteed by the government in case of defaults.[8] This lack of clarity about responsibility can be devastating to banks since they essentially assume far more responsibility and liability than they should have to cope with.

Realizing the risks the shadow banking system poses to the effectiveness of China's monetary policy and financial stability, authorities have taken steps to improve transparency, enhance investor protection, and build a firewall between the formal and shadow banking systems.[9] A lasting solution will require a deepening of financial system reforms to address the distortions in the formal system that led to this regulatory arbitrage.

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1. *Global Shadow Banking Monitoring Report 2012*, Financial Stability Board, November 2012, www.financialstabilityboard.org/publications/r_121118c.pdf.
2. In 2009, total bank loans outstanding rose by 32 percent, compared with an average of 14 percent during the previous five years.
3. "Shadow Banking in China: Expanding Scale, Evolving Structure," *Asia Focus*, Federal Reserve Bank of San Francisco, April 2013, www.frbsf.org/banking-supervision/publications/asia-focus/2013/april/shadow-banking-china-scale-structure/asia-focus-shadow-banking-in-china.pdf.
4. *Global Shadow Banking Monitoring Report 2012*, Financial Stability Board, November 2012, www.financialstabilityboard.org/publications/r_121118c.pdf.

5. Proceeds from WMPs can also be used to purchase banks' credit assets, which can then be taken off banks' balance sheets to lower the loan-to-deposit ratio.
6. About eighty percent of bank-issued WMPs in 2012 mature in six months. When issuing short-term WMPs, banks can have the flexibility to move assets and liabilities on and off balance sheet by choosing the start- and end-dates of WMPs, thus maintain a low average deposit balance to avoid high reserve requirements.
7. The interbank lending rate in China spiked in June when the central bank decided not to inject liquidity into the market. It is widely believed to be a signal from the central bank to rein in shadow banking lending.
8. A formal deposit insurance system hasn't been established in China to provide a safety net to savers. The Chinese government bailed out the banking industry in the 1990s, when the four largest banks were on the brink of bankruptcy. Recently, when several WMPs failed to repay the principal and interest on time, the government stepped in and compensated the investors.
9. Swati Ghosh, Ines Gonzalez del Mazo, and Inci Ötker-Robe, "Chasing the Shadows: How Significant Is Shadow Banking in Emerging Markets?" *Economic Premise*, No. 88, World Bank, September 2012, http://siteresources.worldbank.org/EXTPREMNET/Resources/EP88.pdf.

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This source in its entirety sets forth PRC policy to create and approve microcredit companies in 2008.

(E)

# Bank of China Banking Regulatory Commission issued guidance on the small loan company pilot

The central government portal www.gov.cn 2008 年 05 月 08, 2010 Source: CBRC website

Guidance on small loan company pilot

CBRC [2008] on the 23rd

Each Banking Bureau, People's Bank of China headquarters in Shanghai, all branches and business management departments, provinces (capital) city center branches, sub-provincial city center Branch:

To fully implement the scientific concept of development, the efficient allocation of financial resources, to guide the flow of funds in rural and underdeveloped areas, improve financial services in rural areas, promote agriculture, farmers and rural economic development, support for building new socialist countryside, is now on small loan company pilot guidance on matters put forward the following:

The nature of a small loan company

Microfinance investment company set up by individuals, corporate and other social organizations, do not absorb public deposits, operating microfinance business of the limited liability company or limited.

Small loan companies are corporate entities, have separate legal property enjoys legal property rights to all the property bear civil liability for its debts. Shareholder small loan companies enjoy the capital proceeds, the right to choose to participate in major decisions and managers, with its capital contribution or subscription of shares subscribed to limit liability to the

company.

Microfinance companies should implement the country's financial guidelines and policies, conduct business, manage their own business within the scope of the law and regulations, self-restraint, self-risk, its legitimate business activities are protected by law, against any unit individuals.

Second, the establishment of small loan companies

Microfinance company name should be the administrative division, size, industry, and organization form, which refers to the name of the administrative division of the county administrative divisions, organized as a limited liability company or limited.

Shareholder small loan companies must meet the quorum requirement. A limited liability company by 50 following shareholders funded the establishment; Corporation shall have two - 200 sponsors, more than half of whom shall be the promoters have domicile in China.

Registered capital sources microfinance companies should be legally true, all paid-currency capital from investors or promoters once full payment. A limited liability company registered capital of not less than 500 million yuan and registered capital of not less than 10 million yuan Corporation. Single individual, corporate, other social organizations and their related parties hold shares, shall not exceed 10% of small loan companies registered total capital.

Apply for the establishment of small loan companies, to the competent provincial government made a formal application is approved, the local industrial and commercial administrative departments to apply for the registration formalities and obtain a business license. In addition, within five working days should the local public security organs, the China Banking Regulatory Commission and the China agency of the People's Bank branch to submit relevant information.

Small loan company should comply with the constitution and management system, should have the necessary place of business, organization, have the appropriate expertise and experience of the staff.

Funded the establishment of a natural small loan companies, corporate and other social organizations, individuals aspiring small loan company directors, supervisors and senior management should have no criminal record and bad credit records.

Small loan company in the local tax authorities for tax registration and pay all kinds of taxes in accordance with law.

Third, the company's sources of funding microfinance

The main source of funding for microfinance companies to pay capital to shareholders, donated funds, as well as from no more than two banking institutions into the capital.

Within the scope of the laws, regulations, small loan companies to get into the capital from the balance of the banking institutions, shall not exceed 50% of net capital. Integration funds interest rate, term by a small loan companies and the corresponding self-banking financial institutions negotiated interest rates to the same period "between the Shanghai Interbank Offered Rate" as 基准加 point.

Microfinance companies registered in China shall apply for credit cards the People's Bank branch. Provide financing to microfinance companies banking institutions, financing information should promptly submit the People's Bank of China branches and location of the China Banking Regulatory Commission, the agency, and shall supervise the use of tracking small loan company financing.

Fourth, the small loan company funds

Small loan companies at the insistence of farmers, agriculture and rural economic development principles to choose the loan object. Small loan company should adhere to the "small, scattered" principle, to encourage small loan companies facing farmers and micro-enterprises to provide credit services to focus on expanding the number of customers and service coverage. The same borrower's loan balance may not exceed 5% of the net capital of small loan companies. Within this standard, you can refer to the location of the economic situation of small loan companies and per capita GDP levels, to develop the maximum loan amount limit.

Microfinance companies operate according to market principles, the loan interest rate cap release, but shall not exceed the specified limit the judiciary, the lower limit is 0.9 times the PBOC benchmark lending rate, the specific autonomous floating range determined in accordance with market principles. The loan period and loan repayment terms and other contents of the contract, by both lenders and borrowers in a fair and negotiated a voluntary basis in accordance with law.

Fifth, supervision and management of small loan companies

Those who can clear a provincial government authorities (Finance Office or relevant agencies) responsible for the supervision and management of small loan companies, small loan companies and are willing to assume responsibility for risk treatment before the county range in the province (autonomous regions and municipalities) the formation of small loan companies to carry out the pilot.

Promoters of microfinance companies should establish commitment system, shareholders should be signed with the small loan companies undertaking to abide by the Articles of Association, involved in the management and risk.

Small loan companies should follow the "Company Law" requires the establishment of a sound corporate governance structure, a clear relationship between rights and responsibilities of shareholders, directors, supervisors and managers between sound and effective rules of procedure, decision-making procedures and internal audit system to improve corporate governance effectiveness. Microfinance companies should establish a sound credit management system, credit investigation before clear when the loan review and loan inspection business processes and practices, strengthen loan management. Microfinance companies should strengthen internal controls, establish a sound corporate financial accounting system in accordance with relevant state regulations, a true record and reflect their business activities and financial activities.

Small loan companies should be in accordance with the relevant provisions, the establishment of prudential norms of asset classification and provisioning system system, accurate asset classification, full provision for doubtful debts, ensure asset loss reserve adequacy ratio remains above 100%,

full coverage risk.

Microfinance companies should establish an information disclosure system, as required to the shareholders of the company, the competent authorities, to provide financing for the banking financial institutions, donor agencies concerned by the agency to disclose audited financial statements and annual operations, the financing of major matters and other information, if necessary, should society be disclosed.

Microfinance companies should accept social supervision, shall be illegal fund-raising in any form. Engaged in illegal fund-raising activities, in accordance with the relevant provisions of the State Council, the provincial government is responsible for disposal. For disposal of illegal fund-raising activities across the province, from the disposal of illegal fund raising needs inter-ministerial joint conference coordinated by the provincial People's Government for the disposal of illegal fund-raising Ministerial Joint Coordination disposal. Other violations of state laws and regulations, the imposition of penalties by the local authorities in accordance with relevant laws and regulations; constitutes a crime, be held criminally responsible.

People's Bank of China's interest rates on small loans, tracking and monitoring of capital flows, and the inclusion of small loan companies credit information system. Small loan companies to credit information systems should provide regular borrowers, business information loan amount, loan guarantees and loan repayment etc..

Six, small loan companies to terminate

Termination of the legal personality of microfinance companies, including dissolution and bankruptcy two cases. Small loan company may dissolve due to the following reasons: (a) the articles of association of the causes for dissolution; dissolution resolution (two) shareholders' meeting; (c) due to the dissolution of the merger or division; (four) business license is revoked, ordered closed or canceled; (five) People's Court announced its dissolution. Dissolution of small loan companies, in accordance with "Company Law" be liquidated and canceled.

Microfinance company is declared bankrupt, in accordance with the law on

corporate bankruptcy bankruptcy liquidation.

Microfinance companies compliant operation, no bad credit record can be on a voluntary basis to shareholders, in accordance with the "village banks established guidelines for approval" and "rural banks Interim Provisions" normative transformation of rural banks.

Seven other

China Banking Regulatory Commission, the agency and the People's Bank of China branch, to work closely with the local government, work creatively, to strengthen the microfinance company policy advocacy. At the same time, actively carry out small loans and training, targeted for small loan companies and their customers related training.

The guidance on matters not in accordance with the "People's Republic of China Company Law", "People's Republic of China Contract Law" and other laws and regulations.

This guidance by the China Banking Regulatory Commission and the People's Bank of China is responsible for interpretation.

Invites the Banking Board and the PBOC Shanghai headquarters, branches and business management departments, provinces (capital) city center branches, sub-provincial city center branch of the joint guidance will be forwarded to Branch Banking, Branch of People's Bank in downtown county (city) branches and related units.

China Banking Regulatory Commission,

People's Bank of China

May 4, 2008

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Mr Li attended the commemoration of "March" International Women's Day Women's Federation and the National Assembly and speech recognition



Memorial "March" International Women's Day and the National Women's Federation (collective) meeting held in recognition



Yang Jiechi Meets with British Minister for International Development







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Deloitte.
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(F)

# 2013 China Banking Industry - Top Ten Trends and Outlook



Deloitte China Financial Services Industry Center of Excellence

# 9. Improvement in Wealth Management

As competition among retail banks become increasingly fierce, wealth management has become a key battlefield for banks to achieve growth. In 2012, the scale of wealth management observed growth across the sector, presenting the trend of off-balance sheet activities. In recent years, the scale of financial products has led to explosive growth in this business line. In 2012, 120 banks issued 31,673 financial products, increasing nearly 35% compared to 2011. The total amount of financial products issued to retail customers amounted to RMB24.71 trillion, increasing 45.44%[5] compared to 2011. The scale of non-guaranteed financial products dominated the market, accounting for more than 60% in the past two years, reflecting the overall trend of off-balance sheet activities in the wealth management business (See Figure 4).

**Figure 4 The Volume and Income Type of Financial Products**


35,000
30,000
25,000
20,000
15,000
10,000
5,000
19,992
7,130
14,541
3,796
2012
2011
Non-Guaranteed
Fixed Guaranteed
Floating Guaranteed

Sources: Wind Info

Investors of financial products are inclined to modularization and decentralization. Under the influence of tightened regulation and rectification of cooperation models between trusts and banks, the ratio of financial products investing in credit assets and bills were 1% and 2% respectively in 2012, decreasing by 7% and 10% respectively compared to 2011. Meanwhile, the ratio of financial products provided by commercial banks investing in monetary instruments and bonds was grew substantially. Financial products continued to see investments in credit assets through other models such as beneficial right assignments. Commercial banks further strengthened its asset management capabilities of financial products through diversification of their portfolios.

The rise and strengthening of financial products reflects innovation by commercial banks in response to diversified financing and asset management requirements by its customers, and in compliance of conditions brought forth by interest rate deregulation, tightened monetary credit policies and stricter liquidity regulations. Meanwhile, asset distribution and benefit allocation of the asset management should be further regulated.

In 2013, we think that changes to the regulatory policies and the internal demands of banks' strategic transformation will promote and prefect the wealth management business. With the introduction of Notice No. 8 from CBRC[6], the banks should set a more standard and transparent operation management model to promote the sound development of financial business and comply with the regulatory requirements, in addition to targeted control of non-standard debt assets. The banks should set up a system that matches the strategic position of the wealth management business, and further promote the independent operation and risk management capabilities. Under back drop of increasing demand for real economy financing, the financial business still has great opportunities for further development. Meanwhile, the financial business continue to face challenges with its transformation, influenced by multiple factors such as product homogenization, fierce industrial competition, the competition from other financial institutions, speeding interest rate deregulation and stricter regulations.

[5] "CAIJING" Magazine, 28 January, 2013. The issuing of financial products set a new high in 2012, which amounted to RMB 24,710 billion, increasing by 45.44%. http://finance.caijing.com.cn/2013-01-28/112468916.html

[6] The China Banking Regulatory Commission issued the notice on March 25, 2013 that banks must clearly link wealth-management products with specific assets. The notice also states that banks must disclose who will ultimately use the funds and for what purpose, and that each product must be audited. It also states that outside of the formal bond market, no more than 35% of a bank's total issued wealth management products should be invested in debt or used to make loans.

PROJECT SYNDICATE
THE WORLD'S OPINION PAGE

WORLD AFFAIRS



**PINGFAN HONG**
Pingfan Hong is Chief of the Global Economic Monitoring Unit of the United Nations Department of Economic and Social Affairs.

MAY 21, 2013

# China's Interest-Rate Challenge

NEW YORK – China's successful transformation from a middle-income country to a modern, high-income country will depend largely on the reforms that the government undertakes over the next decade. Financial reforms should top the agenda, beginning with interest-rate liberalization. But liberalizing interest rates carries both risks and rewards, and will create both winners and losers, so policymakers must be prudent in their approach.

In 2012, the People's Bank of China allowed commercial banks to float interest rates on deposits upward by 10% from the benchmark, and on bank loans downward by 20%. So, if the PBOC sets the interest rate on one-year deposits at 3%, commercial banks can offer depositors a rate as high as 3.3%. Many analysts viewed this policy, which introduced a small degree of previously non-existent competition among commercial banks, as a sign that China would soon liberalize interest rates further.

But any further move toward interest-rate liberalization must account for all potential costs and benefits. Chinese policymakers should begin with a careful examination of the effects of current financial repression (the practice of keeping interest rates below the market equilibrium level).

The degree of financial repression in a country can be estimated by calculating the gap between the average nominal GDP growth rate and the average long-term interest rate,

with a larger gap indicating more severe repression. In the last 20 years, this gap has been eight percentage points for China, compared to roughly four percentage points on average for emerging economies and nearly zero for most developed economies, where interest rates are fully liberalized.

Developing-country central banks keep interest rates artificially low to ensure sufficient low-cost financing for the public sector, while avoiding large fiscal deficits and high inflation. But, in the long run, such low interest rates may also discourage households from saving, lead to insufficient private-sector investment, and eventually result in economy-wide underinvestment, as occurred in many Latin American countries in the past.

In many ways, China is breaking the mold. Despite severe financial repression, it has experienced extremely high savings and investment, owing mainly to Chinese households' strong propensity to save and massive government-driven investment, particularly by local governments.

The adverse effects of financial repression in China are reflected primarily in its economic imbalances. Low interest rates on deposits encourage savers, especially households, to invest in fixed assets, rather than keep their money in banks. This leads to overcapacity in some sectors – reflected in China's growing real-estate bubble, for example – and underinvestment in others.

More important, financial repression is contributing to a widening disparity between state-owned enterprises (SOEs) and small and medium-size enterprises (SMEs), with the former enjoying artificially low interest rates from commercial banks and the latter forced to pay extremely high interest rates in the shadow-banking system (or unable to access external financing at all).

Interest-rate liberalization – together with other financial reforms – would help to improve the efficiency of capital allocation and to optimize the economic structure. It might also be a prerequisite for China to deepen its financial markets, particularly the bond market, laying a solid foundation for floating the renminbi's exchange rate and opening China's capital and financial accounts further – a precondition for the renminbi's eventual adoption as an international reserve currency.

SMEs and households with net savings stand to gain the most from interest-rate liberalization. But financial repression's "winners" – commercial banks and SOEs – will

face new challenges.

Under the current system, the fixed differentials between interest rates on deposits and those on loans translate into monopolistic profits for commercial banks. (The three percentage-point differentials that Chinese banks have enjoyed are roughly on par with those of their developed-country counterparts.) By creating more competition for interest income and reducing net interest-rate differentials, liberalized interest rates could reduce banks' profitability, while SOEs will likely suffer the most, owing to much higher financing costs.

Another major risk of interest-rate liberalization in China stems from rising public debt, particularly local-government debt, which has grown significantly in the wake of the global financial crisis. A key parameter for determining the long-run sustainability of public debt is the gap between interest rates and the nominal GDP growth rate. In China, total public debt currently amounts to roughly 60-70% of GDP – a manageable burden. But, after interest rates are liberalized, the public sector's debt/GDP ratio is expected to increase substantially.

Given these challenges, China's leaders must take a cautious approach to interest-rate liberalization. Gradual implementation would enable the losers to adjust their behavior before it is too late, while sustaining momentum on pivotal reforms, which should be policymakers' top priority. After all, as Premier Li Keqiang has put it, "reforms will pay the biggest dividend for China."

*http://www.project-syndicate.org/commentary/the-costs-and-benefits-of-liberalizing-china-s-interest-rates-by-pingfan-hong-ead517039b58c22c0ce7a526*

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H

# [Link] barbaric growth "shadow banking"

China 's financial system is facing new risks and challenges - the "shadow banking" of flooding.

Even the concept of the United States, "Exotic" there is still much controversy, but in China this banking "dominant" Financial soil, "shadow banking" is still its unique vitality, thrive in the last two years growth.

An ordinary savers, when he did not want to endure long-term bank deposit rates down, and turn our gaze to a wide variety of financial products, it is possible to participate in this bubble is being generated. He may not fully understand how these new financial products yield of 5% and down the operation, which is the basis of the so-called system of rapid expansion of the "shadow banking."

Gods or monsters

After the financial crisis, the international financial community began to banking supervision system that drifted outside, may lead to systemic risk types of credit intermediaries, collectively referred to as "shadow banking." Non-bank financial institutions in the U.S. and European countries, investment banks, hedge funds, structured investment vehicles, which form a "shadow banking" the main force. They rely on securitization of financial derivatives operations, blowing up one after another financial bubble.

In China, the environment and foreign financial markets are different. Broadly speaking, the "shadow banking" includes all non-credit products operating credit institutions. This is the middle, out of the traditional banking itself innovative "financial services", including banks and trust companies, securities companies to develop the various types of financial management, trust products, can be regarded as the "shadow banking" big boss. Another part of the "shadow banking" is all kinds of small loan companies, security companies, pawn shops, private equity funds, credit networks, underground banks and other private financial institutions. They are also developing very rapidly, but due to the small volume, relatively limited influence.

Former Bank of China Chairman Xiao Gang (currently Chairman of the

Commission) has criticized some of the bank's financial products are relying on "New Subordinated old" to meet the payment due, which is essentially a flower drum pass "Ponzi scheme." He called for the need to strengthen the "shadow banking" supervision.

China Banking Regulatory Commission Chairman Shang Fulin said publicly during the two sessions, the next step will be strictly regulated financial product design, sales and capital investment. Voice hardly ever, March 29 CBRC specifically below, strict rules limit the size of financial products, some people say this is for financial products put on the "confining." Bank stocks plummeted the day.

However, scholars believe that the industry should not blindly exaggerate the risk of "shadow banks", Institute of Finance, Development Research Center of the State Council researcher Ba that most financial products are within the scope of regulation, there are strict controls on Chinese credit, the presence of different financial markets with strict division of "shadow banking" was originally financiers "the talent developed products" on the market is "useful supplement."

Wang Dongming, chairman of CITIC Securities as "shadow banking" at a recent forum to make excuse. He believes that due to the "shadow banking" with high leverage, high-risk characteristics, easily misunderstood by the public as "speculative financial instruments." And many financial industry experts know it is "shadow banking" in line with China's economic development needs of the entity is a beneficial supplement formal finance.

According to the Commission's assessment of global financial stability, the current global "shadow banking" of the total size of nearly $ 70 trillion, representing total assets of financial intermediaries 1/4. Wang Dongming estimates that China's "shadow banking" total size is about 23 to 25 trillion yuan, the total assets of the country's financial accounts for about 1/4. In fact, due to the differences in definitions and statistical standards, China's "shadow banking" big scale in the end, there is still no unified view. Ampang consultation report, by the end of 2012, the scale of bank financing totaled 7.1 trillion; trust industry over the same period of nearly 7.5 trillion AUM. Total asset size categories less than 15 trillion, of which there are a large part of overlap. The agency believes that the "shadow banking" is not China's financial system "cancer."

Credit Suisse chief economist Dong Tao, with the Asia Pacific region, "China's largest economic future time bomb" to describe the "shadow banking." According to his estimates, the total amount of China's current credit amounted to 80 trillion yuan, official bank lending has 47 trillion yuan, two-phase reduction, can be roughly calculated China "shadow banking" product size of about 33 trillion yuan. This is probably by far the largest estimated value.

Compromise argument is not of the "shadow banking" to a "fairy", can not be completely as a "monster." Tend to exaggerate the "shadow banking" people at risk, and sometimes ignore the momentum of rapid development in China's "shadow banking."

Chief Executive Officer Zuo Xiaolei, Galaxy Securities Advisor integrated Central Bank and other authoritative figures, the total domestic assets of the "shadow banking" of about 17 to 19 trillion. She believes that China's "shadow banking" like "an ever-expanding nobody knows for sure", "nobody knows for sure" is still "continues to expand."

In China, the economy of bank credit is the main financing channels. However, in 2012 the total social financing, bank credit declined from 91% to 58%, indicating that the scale of credit financing "shadow banking", including bank-trust cooperation of financial products and debt financing scale equity financing, as well as the bank's balance sheet in rapid growth. This intermediate, private financing has not been calculated into the total social financing.

Left Xiaolei Jiang stressed worrying is that the "shadow banking" market presents a disordered state. For example, sales staff and some financial products are not clear about the structure of investment products, and financial products, investors are only interested in higher yields than the bank deposit interest rates much earlier. "I do not know how much risk is the biggest risk." She said.

"Shadow banks" barbaric growth

After the "stimulus" policies of the financial crisis exit, in 2010 China's money supply began to "shrink" to the robustness of the policy alternatives expansionary policies. This is the "shadow banking" rise point in time. Shanghai Jiaotong University of Finance and Economics researcher considered high even Kui, from 2010 to 2012, is the "shadow banking" bears the transport function of liquidity to the real economy. "Corporate loans to prevent bankruptcy financing in the form of non-local government to prevent unfinished projects, extensive use of trusts, leading to large-scale shadow banking 'shadow banking' Yiqijuechen, far exceeding the growth rate of loan growth." This process, the banking industry itself has a strong motivation a "regulatory arbitrage."

When bank deposits, credit scale are strictly limited, given the central bank deposit rate is very low, continuous outflow of bank deposits, which forced the bank to seek financial products in order to stabilize the banking profit foundation. High even Kui said the bank with a variety of "financial innovation" to compensate for the lack of traditional business methods can be described as complex and diverse. bank financing, private banking can attract capital or a disguised high interest Lanche; through bank-trust cooperation, credit asset securitization can be Business sheet of the table, without increasing the

capital increase occupancy and credit provision premise; through entrusted loans, you can not take up funding and are not restricted under the premise deposit ratio, stable spread income.

Especially the trust business, with banks, brokerages and insurance unmatched flexibility, and thus become a "regulatory arbitrage," the biggest beneficiary. High even Kui believe that bank-trust cooperation (banks and trust companies to jointly develop financial products) class "shadow banking" the fastest growing business potential systemic financial risk is the greatest.

In general, trust is usually at the center of these new types of capital flows, operating in the dark areas of the formal banking system and the shadow banking system intersection. Trust primarily for two types of customers: the need for private funding and liquidity family and individual investors seeking higher rates of return. According to statistics, by the end of 2012 the bank book balance of financial products is 8.65 times in 2008; trust assets exceeded 700 trillion, 5.73 times in 2008. "Banks have been listed more than profits chase induced shift to more profitable products, even implicitly bear more risk the expense." Gao Lian Kui said.

CASS Institute of Finance researcher Yixianrong as "barbaric growth" to describe the development trend of China's "shadow banking" It's two years. According to his estimates, 3 trillion total social financing in 2012 added, of which 2/3 from the "shadow banking." He believes that these "shadow banking" financial funds raised mostly "reached" the domestic real estate market and local government financing platform. From 2012 real estate development and investment funding sources, the real estate enterprises to obtain bank loans accounted for about 10% down, self-financing accounted for more than 50%. Since 2011, the domestic economic sentiment index fell a quarterly basis, the level of overall decline in profits in many industries, there have been a number of industry-wide losses. "If it is not highly profitable real estate enterprises from other industries are unable to digest the 'shadow banking' funds of such high interest rates."

Yixianrong said, as long as prices continue to rise, real estate profits can be sustained, not only high-cost, high leverage, serious mismatch term funding will be pouring into the real estate market, and has been flowing into the "shadow banking" financing risks, also temporarily not exposed, because both the housing collateral or collateral land prices will remain high. This means that the "shadow banking" and the expansion of the real estate bubble are two sides of a coin.

Financial innovation To Industry "blood transfusion"

According to banking industry sources, China's "shadow banking" service provider of funds received mostly around 10% per annum, or even higher, much higher than the one-year bank loans 6.15% benchmark interest rate. The current

stock of huge entrusted loans, for example, funding providers gain about 8% to 10%, while the overall cost of funds rate is much higher than the demand side of this level, up to 10% to 18%. What is more, some trust and lending rates at around 20%. Such high cost of financing, investment, if not a high enough profit margin "profiteering industry," investors would be difficult to bear.

National Bureau of Statistics figures show that the average profit margin in 2012, 500 Chinese enterprises was 1.67 percent, profits of industrial enterprises in 2012 was the first time in the third quarter from negative to positive. According to 10% of the "shadow banking" interest payments generally engage in industrial enterprises are prohibitive. Those who had to swallow the high interest cost of borrowing enterprises rely on "old debt" and "debt rollover" and other ways to "boil day to day."

High even Kei said that China "shadow banking" features two, "chaos" and "expensive." "Chaos" performance in these complex financial products consisting of low transparency, the lack of supervision; "expensive" performance in China is currently the deposit reserve ratio is "the highest in the history of" monetary contraction will inevitably lead to increased currency prices, all disguised usury arises , in the "shadow banking" system, "Some people have the financial resources to necessarily have the ability to repay, it is only an emergency." For example, he said that in 2012 the Trust Fund, the majority of funds to invest in local financing platform, which is dry most of local financing infrastructure projects, it is difficult to achieve over 10% return on investment, trust loans can not be repaid, and some even have to pay interest does not come out. And bank loans, the Trust Fund will generally lives 2-3 years, then you need to return the money to investors. The General Trust Fund for capital is far too weak banks, if there is one or two items become unfinished projects collapse, the entire trust fund will face default predicament.

LI Cai Yuan economists believe that China's "shadow banking" from both positive and negative ways. One must consider the risks, after all, like wealth management product growth to double this year, bypassing the credit policies of banks, magnified M2, already has the money creation function risky; Second, from the development trend of the financial sector observation, China's banking sector will be out sooner or later. "deposits and poor eating live" era, we must develop new financial instruments, and financial products, trust products are also in line with "the direction of innovation." "In principle to encourage financial institutions to innovate, but must be strictly financial products and even harsh regulation," he said, whether it is banks, trust companies or securities companies, "Mixed" is basically a trend, but if we develop financial innovation, are still around "speculation flower", "land speculation" playing around, this will be a big problem.

Xiao Gang criticized the "shadow banking," said, "just five years, hundreds of financial products begins with the rapid growth of just over twenty thousand

...... many products related assets, depending on the number of non-existent real estate or long-term infrastructure, sometimes may even find that it is unable to generate sufficient cash flow to meet repayment obligations of high-risk projects. "Obviously the key issues, the chairman of the China Securities Regulatory Commission was concerned, or financial innovation and economic development entities" mismatch . "

Li Cai Yuan said that the fundamental driving force of China's economic industrial upgrading technological revolution and technological innovation, all financial innovation must serve the overall situation, the core of Industry of science and technology, "shadow banking" can sunshine, but the "shadow banking" financial innovation must industrial conveyor to the "blood" to provide "fodder" for the scientific and technological innovation, and not fall into the vortex of resources foam again.

(China Youth Daily)

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# Micro Credit Company Statistics in 2013

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At the end of 2013, there were 7,839 micro credit companies in China with outstanding RMB loans totaling 819.1 billion yuan. Their new loans posted 226.8 billion yuan in 2013.

Micro Credit Company Statistics in 2013

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Appendix:

# Micro Credit Company Statistics by Provinces(Municipalities)

2013-12-31

| Provinces(Municipalities) | Number of Institutions | Employment (persons) | Paid-in Capital (100 million yuan) | Outstanding RMB Loans (100 million yuan) |
|---|---|---|---|---|
| Total | 7839 | 95136 | 7133.39 | 8191.27 |
| Beijing | 64 | 781 | 95.50 | 104.38 |
| Tianjin | 100 | 1344 | 114.37 | 119.30 |
| Hebei | 439 | 5093 | 256.33 | 273.10 |
| Shanxi | 311 | 3197 | 205.39 | 206.05 |
| Inner Mongolia | 484 | 4772 | 360.46 | 370.18 |
| Liaoning | 533 | 4912 | 311.70 | 306.60 |
| Jilin | 359 | 3117 | 99.93 | 79.52 |
| Heilongjiang | 249 | 2218 | 113.30 | 104.20 |
| Shanghai | 107 | 1069 | 147.75 | 187.41 |
| Jiangsu | 573 | 5658 | 894.82 | 1142.90 |
| Zhejiang | 314 | 3867 | 654.10 | 899.85 |
| Anhui | 463 | 5583 | 329.80 | 381.03 |
| Fujian | 95 | 1447 | 213.60 | 259.99 |
| Jiangxi | 214 | 2812 | 230.60 | 265.07 |
| Shandong | 294 | 3556 | 335.22 | 404.84 |
| Henan | 316 | 4758 | 196.46 | 270.81 |
| Hubei | 219 | 2990 | 237.88 | 90.62 |
| Hunan | 113 | 1376 | 82.37 | 441.07 |
| Guangdong | 326 | 6775 | 423.79 | 263.71 |
| Guangxi | 257 | 3458 | 189.27 | 34.66 |
| Hainan | 32 | 383 | 31.50 | 508.10 |
| Chongqing | 207 | 5008 | 407.25 | 520.09 |
| Sichuan | 293 | 6249 | 74.39 | 71.62 |
| Guizhou | 256 | 2829 | 178.35 | 182.94 |
| Yunnan | 370 | 3538 | 5.40 | 2.25 |
| Tibet | 6 | 55 | 160.28 | 161.82 |
| Shaanxi | 208 | 2140 | 112.44 | 90.88 |
| Gansu | 282 | 2657 | 29.06 | 33.68 |
| Qinghai | 37 | 437 | 65.47 | 63.44 |
| Ningxia | 117 | 1473 | 123.80 | 141.02 |
| Xinjiang | 201 | 1584 | 102.14 | 117.23 |

# PBoC Publishes 2010 Statistics on Microcredit Companies

People's Bank of China April 14, 2011

On March 23, 2011, the People's Bank of China (PBoC) released 2010 statistics on Microcredit Companies (MCCs). As of 2010 year-end, there are 2,614 MCCs in China with an outstanding loan balance reaching RMB 197.505 billion. In 2010 alone, MCCs provided RMB 120.2 billion in loans. Recent years have witnessed the number of microfinance institutions and the amount of loans increase two-fold. In 2008, the number of MCCs was a mere 500, within a year's time, the figure reached 1,334 by 2009 year-end. The outstanding loan balance in 2009 year-end reached RMB 76.641 billion, accounting for 0.19% of the financial sector at the time.

PBoC's release also detailed the breakdown of the number of MCCs, number of people employed in MCCs, capital and outstanding loan balance by province and municipality.

| Region | Number of MCCs | Number of People Employed | Capital (RMB, billion) | Outstanding Loan Balance (RMB, billion) |
|---|---|---|---|---|
| China | 2614 | 27884 | 178.093 | 197.505 |
| Beijing | 20 | 203 | 1.935 | 1.878 |
| Tianjin | 19 | 183 | 1.276 | 1.023 |
| Hebei | 152 | 1738 | 8.789 | 8.594 |
| Shanxi | 151 | 1501 | 8.753 | 7.727 |
| Inner Mongolia | 286 | 2808 | 23.142 | 21.289 |
| Liaoning | 204 | 1481 | 8.688 | 6.496 |
| Jilin | 106 | 822 | 2.324 | 1.731 |
| Heilongjiang | 98 | 851 | 2.294 | 1.912 |
| Shanghai | 49 | 383 | 5.085 | 6.412 |
| Jiangsu | 194 | 1744 | 27.178 | 37.412 |
| Zhejiang | 134 | 1513 | 22.563 | 33.723 |
| Anhui | 176 | 1638 | 9.191 | 10.643 |
| Fujian | 6 | 61 | 1.338 | 1.944 |
| Jiangxi | 39 | 480 | 2.725 | 3.186 |
| Shandong | 97 | 1005 | 8.773 | 9.513 |
| Henan | 108 | 1362 | 3.453 | 3.179 |
| Hebei | 52 | 399 | 2.057 | 2.521 |
| Hunan | 30 | 316 | 1.395 | 1.422 |
| Guangdong | 98 | 3261 | 8.504 | 9.067 |
| Guangxi A.R. | 46 | 460 | 1.464 | 1.307 |
| Hainan | 6 | 67 | 0.6 | 0.512 |
| Chongqing | 75 | 1042 | 5.528 | 6.032 |
| Sichuan | 42 | 579 | 5.160 | 5.479 |
| Guizhou | 79 | 834 | 1.846 | 1.605 |
| Yunnan | 127 | 1128 | 4.2 | 4.092 |
| Tibet | 1 | 9 | 0.05 | 0.075 |
| Shaanxi | 60 | 496 | 4.082 | 3.3 |
| Gansu | 65 | 568 | 1.39 | 1.049 |
| Qinghai | 5 | 46 | 0.091 | 0.079 |
| Ningxia A.R. | 61 | 692 | 2.686 | 2.6 |
| Xinjiang A.R. | 28 | 212 | 1.536 | 1.702 |

(J)

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Home Banking Research on Financial Leasing Industry in China, 2013-2017

# Research On Financial Leasing Industry In China, 2013-2017

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Publication Date: April 2013

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| Description | Table Of Content | Related Reports | Related News |
|---|---|---|---|

**Description**

The rapid development of China's financial leasing industry in 2012 was remarkable. In 2012, the business turnover of China's financial leasing was CNY 1.55 trillion, increasing by approximately CNY 620 billion compared with CNY 930 billion in the end of 2011, the growth rate was 66.7%.

As of the end of 2012, the number of the domestic financial leasing companies was almost 560, increasing by almost 300 over 2011; the number of foreign-funded leasing companies was 460, increasing by 250 compared with 2011; the growth rate was more than 100%.

At the end of 2012, the registered capital of financial leasing companies was CNY 189 billion, up 36.2% YoY; Industry capital adequacy ratio was 12.2%, including CNY 62.2 billion of financial leasing registered capital; registered capital increased by 17.8%. At the same period, the registered capital of foreign capital lease was CNY 90.4 billion, up 76.9% YoY.

In terms of competitive landscape, at the end of 2012, the business turnover of lease contract of 20 financial leasing companies was CNY 660 billion, accounting for more than 40% of the total business turnover of financial leasing industry. The industry concentration ratio is high. In 2012, the listed companies successively set foot in financial leasing industry, which may intensify market competition. Since Dec of 2012, Kinwa, Anyang Iron and Steel, Xinzhu Corporation, Jinggong Science & Technology, Furuitezhuang, Chihong Zn & Ge and some other listed companies have announced to carry out finance least business.

Huidian Research holds the view that China's financial leasing market penetration rate is only about 5%, while this number in European and American market is about 20%. In terms of the international horizontal comparison and the economic growth of China, as world's second largest economy, China's financial leasing industry has huge space for development. It is expected that the scale of the overall leasing industry in China will exceed CNY 10 trillion in 2020; the CAGR will be about 30%; leasing penetration rate will surpass 10%. Financial leasing industry in Beijing, Shanghai, Tianjin, Shenzhen, Hangzhou, Xiamen, like that in developed countries, has become an important complement to bank credit and securities financing. In these cities, a scientific and stable funding system will begin to form.

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